

Mail Stop 4631

April 19, 2016

Mr. Li Yuan
Chief Executive Officer
China Xuefeng Environmental Engineering Inc.
The Beijing-Hangzhou Grand Canal Service Center
Building C, Suite 214
Sucheng District, Suqian, Jiangsu Province
People's Republic of China 223800

> **Re: China Xuefeng Environmental Engineering Inc.**
> **Form 10-K for the Year Ended May 31, 2015**
> **Filed August 31, 2015**
> **File No. 333-175483**

Dear Mr. Yuan:

We issued comments to you on the above captioned filing on March 9, 2016. On March 31, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction